

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 5, 2022

Thomas Traves
Chief Executive Officer
Visionary Education Technology Holdings Group Inc.
200 Town Centre Blvd.
Suite 408A
Markham, Ontario, Canada L3R 8G5

      Re: Visionary Education Technology Holdings Group Inc.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed May 2, 2022
           File No. 333-263290

Dear Mr. Traves:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 Filed May 2, 2022

Exhibit 23.1 Consent of Independent Registered Accounting Firm, page 1

1.   The consent of MNP LLP is currently dated May 2, 202. Please revise to include a properly dated consent of the independent registered accounting firm.

You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Schuster, Esq.